Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is entered into as of August 17, 2026 (the “Effective Date”), by and between ZQ Platforms Inc., a Wyoming corporation (the “Company”), and Alex Mercer, an individual residing in the State of Florida (the “Executive”).

1. Position and Authority.

(a) The Company hereby employs the Executive as its Chief Executive Officer, and the Executive accepts such employment. The Executive shall be the principal executive officer of the Company and shall have full authority and responsibility for directing, controlling and coordinating the business, operations and strategy of the Company, subject only to the oversight of the Company’s board of directors (the “Board”). Without limiting the foregoing, the Executive’s authority shall include: setting and executing the Company’s business and technology strategy; negotiating, approving and executing contracts and commitments on behalf of the Company; hiring, engaging, supervising and terminating employees, contractors and service providers; managing the Company’s budget, expenditures and banking arrangements; and directing the Company’s day-to-day operations.

(b) The Executive shall report solely to the Board. It is acknowledged that the Company’s President shall be responsible for capital markets matters, stockholder relations and such other duties as the Board may assign, and shall not direct the day-to-day operations of the Company.

(c) The Executive shall serve as a member of the Board, effective as of the Effective Date, and the Company shall use reasonable efforts to cause the Executive to be nominated for re-election to the Board during the Term.

2. Full Business Time; Location.

The Executive shall devote the Executive’s full business time, attention and energies to the business of the Company and shall perform the Executive’s duties principally from the Company’s executive office in the State of Florida, at such location as shall be established pursuant to authorization of the Board, which shall constitute the Company’s principal executive office. The Executive represents that, as of the Effective Date, the Executive has resigned from all prior employment and has no continuing obligations that would conflict with the Executive’s duties under this Agreement. The Executive may serve on civic or charitable boards and manage personal investments so long as such activities do not materially interfere with the performance of the Executive’s duties.

3. Term.

The Executive’s employment under this Agreement is at will and shall commence on the Effective Date and continue until terminated by either party in accordance with Section 6 (the “Term”).

4. Compensation and Benefits.

(a) Base Salary. The Company shall pay the Executive a base salary at the annual rate of US $108,000 (payable at the rate of $9,000 per month), payable in accordance with the Company’s standard payroll practices and subject to applicable withholdings. The Board shall review the base salary no less frequently than annually and may increase (but not decrease, without the Executive’s consent) the base salary, including following the completion of any financing by the Company.

(b) Restricted Stock. Subject to approval by the Board, the Company shall issue to the Executive 3,600,000 shares of the Company’s common stock pursuant to a Restricted Stock Purchase Agreement of even date herewith (the “Restricted Stock Agreement”), which shares shall vest in accordance with the terms thereof.

(c) Benefits; Expenses. The Executive shall be entitled to participate in such employee benefit plans as the Company may establish from time to time, and shall be reimbursed for reasonable, documented business expenses incurred in the performance of the Executive’s duties in accordance with Company policy.

5. Confidentiality; Intellectual Property.

(a) The Executive shall hold in strict confidence and not disclose or use, other than in the performance of the Executive’s duties, any confidential or proprietary information of the Company, including business plans, technology, source code, financial information, investor information and business relationships. This obligation shall survive the termination of the Executive’s employment.

(b) The Executive hereby assigns to the Company all right, title and interest in and to all inventions, works of authorship, software, developments and other intellectual property conceived, created or reduced to practice by the Executive, alone or with others, during the Term that relate to the business or anticipated business of the Company or that are created using Company resources, and shall execute such documents as the Company may reasonably request to evidence or perfect such assignment.

6. Termination.

(a) Either party may terminate the Executive’s employment at any time, for any reason or no reason, upon written notice to the other party. Upon any termination, the Company shall pay the Executive all accrued but unpaid base salary and reimbursable expenses through the date of termination. The treatment of the Executive’s restricted stock upon termination shall be governed exclusively by the Restricted Stock Agreement.

(b) Upon termination of employment for any reason, the Executive shall be deemed to have resigned from all officer positions with the Company, and, unless otherwise agreed with the Board, from the Board, effective as of the date of termination.

7. Restrictive Covenants.

During the Term and for a period of twelve (12) months thereafter, the Executive shall not, directly or indirectly: (a) solicit for employment or engagement any person who is, or within the preceding six months was, an employee, consultant or contractor of the Company; or (b) solicit any customer, developer, investor or business partner of the Company to terminate or diminish its relationship with the Company. The parties acknowledge that the restrictions in this Section 7 are reasonable in scope and duration and are enforceable under Section 542.335, Florida Statutes.

8. Miscellaneous.

This Agreement, together with the Restricted Stock Agreement, constitutes the entire agreement of the parties with respect to its subject matter and supersedes all prior discussions. This Agreement may be amended only in a writing signed by both parties, shall be governed by the laws of the State of Florida (without regard to conflicts of law principles), and may be executed in counterparts. If any provision is held unenforceable, the remainder shall continue in effect, and any court of competent jurisdiction may reform such provision to the minimum extent necessary to render it enforceable.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

ZQ PLATFORMS INC.

By: /s/ Rahul Malhotra

Name: Rahul Malhotra

Title: President

EXECUTIVE

/s/ Alex Mercer

Name: Alex Mercer

Title: Chief Executive Officer